EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. to Engage German Counsel to Delist Its Shares From the German Free Trade Segment

Huizhou, China — July 30, 2004 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announced the Company is in the process of engaging law firm representation in Germany to assist it in connection with the revocation of inclusion of its shares into the German Free Trade Segment, including the Berlin Stock Exchange. The Company never authorized, requested or consented to the listing on the German Free Trade Segment. Previous attempt by the Company’s counsel to demand for an immediate cessation of the trading of the Company’s shares on the Berlin Stock Exchange was rejected.

Mr. WU Ruilin, Chairmen of XING, commented, “It has caused our utmost concern that our stock is traded and quoted on the German Free Trade Segment, including the Berlin Stock Exchange, without our authorization or consent. We object to such unauthorized listing as this could create some unnecessary and unreasonable volatility and price pressure to the trading of the shares of our common stock on NASDAQ. We feel it would be in the best interest of our shareholders and the Company to have such unauthorized listing revoked, and as our demand for cessation of listing on the Berlin Stock Exchange had been denied, we are now engaging counsels in Germany to assist us on the matter. We shall take every measure that is necessary and update our shareholders of the latest development at the appropriate times.”

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

      Rick Xiao of Qiao Xing Universal Telephone, Inc.
      Email: rickxiao@qiaoxing.com
      Tel: 86-752 — 2820268